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September 24, 2020	Jessica L. Reece T +1 617 235 4636 F +1 617 235 9688 jessica.reece@ropesgray.com

VIA EDGAR CORRESPONDENCE

United States Securities and Exchange Commission

Attn: Ryan Sutcliffe

100 F Street, N.E.

Washington, D.C. 20549

Re:        Datum One Series Trust (the “Registrant”)

      Registration Statement on Form N-1A

      File Nos. 333-237048, 811-23556

Dear Mr. Sutcliffe:

This letter sets forth the Registrant’s response to comments by the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) to Pre-Effective Amendment No. 3 (“PEA 3”) to the Registrant’s registration statement on Form N-1A (the “Registration Statement”), which was filed with the SEC on August 21, 2020 with respect to Polar Capital Emerging Market Stars Fund, Phaeacian Global Value Fund and Phaeacian Accent International Value Fund (each a “Fund” and, collectively, the “Funds”). The Staff’s comments were provided orally via telephone on September 16, 2020. For your convenience, we have summarized the text of the comments before the responses. Capitalized terms not defined herein shall have the same meanings ascribed to them in the Registration Statement.

We are simultaneously filing, through EDGAR, Pre-Effective Amendment No. 4 to the Registrant’s registration statement on Form N-1A. The Pre-Effective Amendment has been electronically coded to reflect changes made from PEA 3.

Global Accounting Comments

1.

Comment: Please revise the footnote to the expense table for each of the Funds to reflect that amounts waived or reimbursed may only be recouped by the Adviser within three years from the date of waiver or reimbursement, rather than the end of the month when the waiver or reimbursement occurred.

Response: The requested change has been made.

Polar Capital Emerging Market Stars Fund

2.

Comment: With regard to the time period referenced for issuers to be deemed to be located in an Emerging Markets country, please limit the assets, gross revenues or profits calculation to the most recent fiscal year rather than the last two years.

Response: The requested change has been made.

3.	Comment: Please confirm that the dollar amounts provided in the expense example for the three year period reflect only the expense limitation agreement currently in place.

Response: The Registrant has revised the expense example and confirms that the amounts are correct.

Prospectus – Phaeacian Global Value Fund only

4.

Comment: In light of the use of the term “global” in the Fund’s name, the Staff takes the position that the Fund must invest a minimum of 40% of its assets in investments that are tied economically to a number of countries throughout the world at all times. Please remove “at the time of purchase” from the disclosure describing this policy.

Response: The Registrant has made the requested change.

Statement of Additional Information

5.	Comment: In the section entitled “Ownership of Securities,” please confirm Greg Herr’s ownership of the International Predecessor Fund.

Response: The Registrant has confirmed Mr. Herr’s ownership of securities in the International Predecessor Fund.

*            *              *

Please feel free to contact me at (617) 235-4636 to discuss any questions or comments you may have regarding the foregoing responses. Thank you for your assistance.

Sincerely,

/s/ Jessica L Reece

Jessica L. Reece, Esq.

cc:        John M. Loder, Esq.

   Barbara J. Nelligan